VOYA INVESTMENT MANAGEMENT

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

March 15, 2018

VIA EDGAR

Mr. Patrick Scott

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Voya Separate Portfolios Trust

(File Nos. 333-141111; 811-22025)

Dear Mr. Scott:

This letter responds to comments provided to Kristen Freeman on March 5, 2018, by the staff of the U.S. Securities and Exchange Commission (“Staff”), regarding the Proxy Statement of Voya Separate Portfolios Trust (“Registrant”) filed on February 22, 2018 (“Proxy Statement”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Proxy Statement. Our summary of the comments and our responses thereto are provided below.

1.	Comment: The Staff requested that the Registrant clarify with respect to the third paragraph of the section entitled “What is happening?” that the gross expenses “will” decrease.

Response: The Registrant has revised the disclosure as requested.

2.	Comment: The Staff requested that the Registrant revise references to “Local” time to lower case.

Response: The Registrant has revised the disclosure as requested.

3.	Comment: The Staff requested that the Registrant include disclosure that the only material difference between the Current Agreement and the New Agreement is the increase in the management fee.

Response: The Registrant declines to make the requested change, as there is also a material change to the services the Adviser will provide, which is also described in the Proxy Statement.

4.	Comment: The Staff requested that the Registrant confirm that the expenses included in the expense table reflect the current expenses of the Target Date Funds.

Response: The expense tables reflect the fees and expenses of the Target Date Funds based on the most recent audited financial statements. The Registrant confirms that the amounts shown in the expense tables reflect current contractual rates, which are unchanged from those contractual rates reflected in the most recent audited financial statements.

5.	Comment: The Staff noted that disclosure regarding certain waiver arrangements in footnote 3 to the “Annual Fund Operating Expenses” table states that the waiver is subject to possible recoupment by the investment adviser. The Staff noted its position that any fee waived or reimbursed must occur within three years of the specific waiver/reimbursement arrangement. In addition, any recoupment provision should be limited to the lesser of (i) the expense limitation in effect at the time of the waiver and (ii) the expense limitation in effect at the time of recoupment. The Staff believes these limitations should be disclosed in the Proxy Statement.

Response: The Registrant has revised the disclosure as requested.

Mr. Patrick Scott | March 15, 2018

6.	Comment: The Staff requested that the Registrant confirm that the expense limitation for the new class is 0.00%.

Response: The Registrant so confirms.

7.	Comment: The Staff requested that the Registrant confirm that there were no Board considerations, other than those described in the section entitled “What factors did the Board consider?” adverse to the Board determination to approve the New Agreement.

Response: The Registrant confirms that the section entitled “What factors did the Board consider?” includes a discussion of all factors required to be disclosed by Item 22(c)(11) of Schedule 14A.

8.	Comment: The Staff requested that the Registrant use consistent nomenclature related to the “bundled” fee discussion in the section entitled “What factors were considered by the Board.”

Response: The Registrant has revised the disclosure as requested.

9.	Comment: The Staff requested that the Registrant correct the typographical error in the first sentence on page 6.

Response: The Registrant has corrected the typographical error.

10.	Comment: The Staff requested that the Registrant revise the disclosure to explain the meaning of “fall out benefits”.

Response: The Registrant has revised the disclosure as requested.

11.	Comment: The Staff requests that the information required by Schedule 14A be included in the body of the Proxy Statement and not as an appendix.

Response: The Registrant appreciates the Staff’s comment, but believes the existing disclosure is adequate. The Registrant, following consultation with fund counsel, determined to present certain information in Appendices. The Registrant believed that, in light of the volume of data now included in the Appendices, presentation of that data in the body of the Proxy Statement would have made the Proxy Statement difficult to read and would potentially have hindered shareholder understanding.

12.	Comment: The Staff requests that the Registrant confirm that any purchases or sales of securities of the Adviser or its parent since the beginning of the most recently complete fiscal year by any Trustee have been adequately disclosed as required by Item 22(a)(3)(v).

Response: The Registrant so confirms.

* * * * * * * * * * * *

Mr. Patrick Scott | March 15, 2018

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli

Vice President and Senior Counsel

Voya Investment Management

Attachment

cc:	Huey P. Falgout, Jr., Esq.

Voya Investments, LLC

Elizabeth J. Reza, Esq.

Ropes & Gray LLP